FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           DEVRIES DATA SYSTEMS, INC.

                          July 31, 1999, 1998 and 1997

                                    CONTENTS


                                                                        PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       3


FINANCIAL STATEMENTS

       BALANCE SHEETS                                                    4

       STATEMENTS OF INCOME                                              5

       STATEMENT OF STOCKHOLDERS' EQUITY                                 6

       STATEMENTS OF CASH FLOWS                                          7

       NOTES TO FINANCIAL STATEMENTS                                     9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
DeVries Data Systems, Inc.


We have audited the accompanying balance sheets of DeVries Data Systems, Inc. as of July 31, 1999 and 1998, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeVries Data Systems, Inc. as of July 31, 1999 and 1998, the results of its operations and its cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles.



/s/ GRANT THORNTON LLP
------------------------------------


Los Angeles, California
October 21, 1999 (except for Note K, as to wich the date is November 23, 1999)

                           DeVries Data Systems, Inc.
                                 BALANCE SHEETS
                                    July 31,

                                     ASSETS

                                                                       1999         1998
                                                                    ----------   ----------
CURRENT ASSETS
    Cash                                                            $   52,921   $  158,861
    Accounts receivable, net of allowance for doubtful accounts
       of $147,500 and $19,400 in 1999 and 1998, respectively          484,218      441,398
    Unbilled receivables                                               226,554      167,544
    Due from stockholder                                               322,751       53,110
                                                                    ----------   ----------
               Total current assets                                  1,086,444      820,913

PROPERTY AND EQUIPMENT, net                                          2,387,402      736,170

DEPOSITS AND OTHER ASSETS                                               26,737        1,830
                                                                    ----------   ----------
                                                                    $3,500,583   $1,558,913
                                                                    ==========   ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Lines of credit                                                 $  371,416   $   33,964
    Accounts payable                                                   230,766       95,499
    Accrued liabilities                                                179,806      139,432
    Income taxes payable                                                80,204       93,815
    Deferred income taxes                                              155,207      169,865
    Current maturities of capital lease obligations                     40,281       17,237
                                                                    ----------   ----------
               Total current liabilities                             1,057,680      549,812

CAPITAL LEASE OBLIGATIONS, less current maturities                   1,992,938      577,243
COMMITMENTS                                                                 --           --

STOCKHOLDERS' EQUITY
    Preferred stock, aggregate liquidation value of $9,000,000;
       $.0001 par value; 15,000,000 shares authorized;
       10,000,000 shares designated as Series A; 6,000,000 shares
       issued and outstanding at July 31, 1999 and 1998                  2,124        2,124
    Common stock, no par value; 15,000,000 shares authorized, no
       shares issued and outstanding                                        --           --
    Retained earnings                                                  447,841      429,734
                                                                    ----------   ----------
                                                                       449,965      431,858
                                                                    ----------   ----------

                                                                    $3,500,583   $1,558,913
                                                                    ==========   ==========

         The accompanying notes are an integral part of these statements.


                           DeVries Data Systems, Inc.
                              STATEMENTS OF INCOME
                              Years ended July 31,


                                                        1999          1998           1997
                                                    -----------   -----------    -----------
Revenues
     Consulting services                            $ 5,658,045   $ 3,762,135    $ 1,307,977
     Product sales                                      532,794       425,190         57,552
                                                    -----------   -----------    -----------

                 Total revenues                       6,190,839     4,187,325      1,365,529

Costs and expenses
     Project personnel and expenses                   4,423,571     2,718,088      1,072,448
     Costs of products sold                             499,321       373,060
     Selling, general and administrative expenses       972,884       460,565        192,010
                                                    -----------   -----------    -----------

                 Total costs and expenses             5,895,776     3,551,713      1,264,458
                                                    -----------   -----------    -----------

                 Operating income                       295,063       635,612        101,071

Interest expense                                        250,288        66,318          8,576
Other expense (income)                                   16,605        (2,341)         3,335
                                                    -----------   -----------    -----------

                                                        266,893        63,977         11,911
                                                    -----------   -----------    -----------
                 Income before income taxes              28,170       571,635         89,160

Income tax expense                                       10,063       222,898         37,445
                                                    -----------   -----------    -----------

                 NET INCOME                         $    18,107   $   348,737    $    51,715
                                                    ===========   ===========    ===========


         The accompanying notes are an integral part of these statements.


                           DeVries Data Systems, Inc.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    Years ended July 31, 1997, 1998 and 1999

                                                        Series A
                                                     Preferred Stock        Common Stock                       Total
                                                  --------------------   ---------------------    Retained  Stockholders'
                                                   Shares       Amount    Shares        Amount    Earnings     equity
                                                  ---------    -------   --------     --------   ---------- -------------
Balance, August 1, 1996                           6,000,000    $ 2,124         -      $     -    $ 29,282    $ 31,406

Net income for the year ended July 31, 1997               -          -         -            -      51,715      51,715

Balance at July 31, 1997                          6,000,000      2,124         -            -      80,997      83,121

Net income for the year ended July 31, 1998               -          -         -            -     348,737     348,737

Balance at July 31, 1998                          6,000,000      2,124         -            -     429,734     431,858

Net income for the year ended July 31, 1999               -          -         -            -      18,107      18,107

Balance at July 31, 1999                          6,000,000    $ 2,124         -      $     -    $447,841   $ 449,965
                                                  =========    =======    ======      =======    =========  ==========


         The accompanying notes are an integral part of these statements.


                           DeVries Data Systems, Inc.
                            STATEMENTS OF CASH FLOWS
                              Years ended July 31,

                                                                   1999         1998         1997
                                                                ---------    ---------    ---------
Cash flows from operating activities:
    Net income                                                  $  18,107    $ 348,737    $  51,715
    Adjustments to reconcile net income to net cash
       provided by operating activities
          Depreciation and amortization                           120,452       40,306        9,582
          Bad debt expense                                        153,653       51,355           --
          Deferred income taxes                                   (14,658)     129,222       35,419
          Changes in operating assets and liabilities:
            Accounts receivable                                  (196,473)    (364,951)     (58,398)
            Unbilled receivables                                  (59,010)    (132,196)     (35,348)
            Deposits and other assets                             (24,907)       1,965       (1,052)
            Accounts payable                                      135,267       48,214       47,285
            Income taxes payable                                  (13,612)      92,785          230
            Other accrued liabilities                              59,257      108,091      (18,089)
                                                                ---------    ---------    ---------

                  Net cash provided from operating activities     178,076      323,528       31,344

Cash flows from investing activities:
    Purchase of capital assets                                   (342,386)    (116,289)     (53,622)
    Increase in notes receivable from officer                    (269,641)     (53,110)          --
                                                                ---------    ---------    ---------
                  Net cash used in investing activities          (612,027)    (169,399)     (53,622)
                                                                ---------    ---------    ---------


         The accompanying notes are an integral part of these statements.


                           DeVries Data Systems, Inc.
                      STATEMENTS OF CASH FLOWS - CONTINUED
                              Years ended July 31,


                                                       1999            1998          1997
                                                    -----------    -----------    -----------
Cash flows from financing activities:
    Proceeds from lines of credit                   $   459,843    $    85,358    $    70,595
    Repayment of lines of credit                       (122,391)       (89,308)       (32,680)
    Advances from stockholder                            25,000         75,020         23,440
    Repayments of advances from stockholders            (34,441)       (85,999)       (21,494)
                                                    -----------    -----------    -----------

                  Net cash provided by (used in)
                     financing activities               328,011        (14,929)        39,861
                                                    -----------    -----------    -----------

                  Net (decrease) increase in cash      (105,940)       139,200         17,583

Cash, beginning of period                               158,861         19,661          2,078
                                                    -----------    -----------    -----------

Cash, end of period                                 $    52,921    $   158,861    $    19,661
                                                    ===========    ===========    ===========

Supplemental disclosure of cash flow information
  Cash paid during the year for:
       Interest                                     $   250,288    $    66,318    $     8,576
                                                    ===========    ===========    ===========

       Income taxes                                 $    18,800    $       800    $       964
                                                    ===========    ===========    ===========

    Noncash investing and financing activities:
       Assets acquired under capital leases         $ 1,429,298    $   555,918    $    38,560
                                                    ===========    ===========    ===========


         The accompanying notes are an integral part of these statements.

                           DeVries Data Systems, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                          July 31, 1999, 1998 and 1997

NOTE A - DESCRIPTION OF BUSINESS

     DeVries Data Systems, Inc. (the "Company") is a Delaware corporation incorporated in 1995. The Company is an information technology consulting firm offering services in the areas of systems integration, software development and software training.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Capital lease assets are amortized using the straight-line method over the useful lives of the assets. Expenditures for all maintenance and repairs are charged against income. Additions, major renewals and replacements that increase the useful lives of assets are capitalized. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements.

     RECOGNITION OF REVENUE

     Revenue is recognized for time and materials-based arrangements as services are performed and fixed fee arrangements on the percentage-of-completion method. Under this approach, revenues and gross profit are recognized as the work is performed, based on the ratio of costs incurred to total estimated costs, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Unbilled receivables on contracts are comprised of costs incurred, plus earnings on certain contracts which have not been billed. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Customer deposits represent the amount of customer payments received in advance of services being performed.

    COSTS OF SERVICES

     Costs of services is comprised primarily of salaries, employee benefits, and incentive compensation of billable employees and a proportionate share of depreciation, facilities, travel and other related costs based on the ratio of billable employees to total employees.

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     INCOME TAXES

     Income taxes are accounted for using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

     CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and unbilled receivables. The Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts, option contracts or hedging arrangements. The Company maintains its cash balances in the form of bank demand deposits and money market accounts with financial institutions that management believes are creditworthy. Accounts receivable are typically unsecured and are derived from transactions with and from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company maintains an allowance for doubtful accounts based on the expected collectibility of accounts receivable.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, short-term receivables and payables, line of credit borrowings, capital lease obligations and amounts due from stockholder. The carrying values of the cash equivalents, short-term trade receivables and payables and amount due from stockholder approximate their fair values. Based on borrowing rates currently used by the Company for financing, the carrying values of the short-term bank borrowings and capital lease obligations approximate their estimated fair values.

     ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company accounts for stock-based compensation using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock over the exercise price at the measurement date. The measurement date is the date on which both the number of shares the stock options are convertible into, and the exercise price, are known.

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     USING ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     SEGMENT REPORTING

     The Company is centrally managed and operates in one business segment: information technology consulting.


NOTE C - PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following at July 31:

                                                                           Estimated
                                               1999             1998      Useful lives
                                            ----------       ----------   ------------
       Buildings                            $1,929,063       $  569,568     25 years
       Computer equipment                      297,396          130,272    5 - 7 years
       Leasehold improvements                  195,887           26,327   Life of lease
       Furniture and fixtures                   88,844           33,307   7 - 10 years
       Automobiles                              26,738           26,738     5 years
       Software                                 21,814            1,846     3 years
                                            ----------       ----------
                                             2,559,742          788,058
       Less accumulated depreciation
           and amortization                   (172,340)         (51,888)
                                            ----------       ----------

                                            $2,387,402       $  736,170
                                            ==========       ==========

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997

NOTE D - LINES OF CREDIT

     At July 31, 1999, the Company has a working capital line of credit that provides for advances up to the lesser of $250,000 or 70% of eligible accounts receivable, as defined in the borrowing agreement. The line of credit expires on December 22, 1999. Borrowings under the working capital line of credit bear interest at the bank's index rate plus 1.5% (9.25% at July 31, 1999). Borrowings are collateralized by substantially all of the Company's assets and are guaranteed by the Company's principal stockholder. At July 31, 1999, the Company has $245,108 outstanding under this line of credit.

     The working capital line of credit agreement contains various financial and operating covenants which, among other requirements, imposes limitations on the Company's ability to incur additional indebtedness, sell assets except in the ordinary course of business, make certain investments, enter into leases and pay dividends. The Company is also required to comply with covenants related to minimum net worth and other financial ratios. At July 31, 1999, the Company was not in compliance with certain covenants.

     In addition to the working capital line of credit, the Company has two other unsecured lines of credit with available borrowings up to $130,000. One of the agreements provides for advances up to $100,000 and borrowings bear interest at the bank's reference rate plus 4.25% (11.22% and 12% at July 31, 1999 and 1998, respectively). The other line of credit totaling $30,000 bears interest at 15%. These two lines of credit may be cancelled by the lenders at any time. At July 31, 1999 and 1998, the Company had $126,308 and $33,964 outstanding under both of these arrangements.


NOTE E - CAPITAL LEASE OBLIGATIONS

     The Company leases its operating facilities and certain equipment under capital lease agreements that expire at varying dates through February 2024. The Company is required to pay all costs related to ownership, including repairs, maintenance, insurance and property taxes. The operating facilities are leased from the principal stockholder. Interest paid to the stockholder was $217,854 and $54,816 in 1999 and 1998, respectively.

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997

NOTE E - CAPITAL LEASE OBLIGATIONS - Continued

    At July 31, 1999, future minimum lease payments under the capital lease agreements were as follows:

                                                 Related            Nonrelated
          YEARS ENDING JULY 31,                  parties             parties              Total
                                               -----------         -----------         -----------
            2000                               $   334,740           $  42,801         $   377,541
            2001                                   334,740              32,324             367,064
            2002                                   334,740              32,324             367,064
            2003                                   334,740              29,001             363,741
            2004                                   334,740                   -             334,740
            Thereafter                           5,892,718                   -           5,892,718
                                               -----------           ---------         -----------
            Net minimum lease payments           7,566,418             136,450           7,702,868
            Amount representing interest        (5,644,044)            (25,605)         (5,669,649)
                                               -----------           ---------         -----------
            Present value of future minimum
               lease payments                   $1,992,938           $ 110,845         $ 2,033,219
                                                ==========           =========
            Less current portion                                                           (40,281)
                                                                                       -----------

                                                                                       $ 1,992,938
                                                                                       ===========

    Assets recorded under capital leases are included in property and equipment as follows:

                                                      1999          1998
                                                   ----------     --------
          Buildings                                $1,929,063     $569,568
          Computer equipment                          158,304       44,947
                                                   ----------     --------
                                                    2,087,367      614,515
          Accumulated amortization                   (101,824)     (28,355)
                                                   ----------     --------

                                                   $1,985,543     $586,160
                                                   ==========     ========

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997

NOTE F - INCOME TAXES

    Income tax expense (benefit) consists of the following:

                                    1999               1998           1997
                                  --------          ---------      ---------
             Current
               Federal            $ 17,195          $  81,777      $     802
               State                 7,526             11,899          1,224
                                  --------          ---------      ---------
                                    24,721             93,676          2,026
                                  --------          ---------      ---------
             Deferred
               Federal             (10,384)           100,578         29,692
               State                (4,274)            28,644          5,727
                                  --------          ---------      ---------
                                   (14,658)           129,222         35,419
                                  --------          ---------      ---------

                    Total         $ 10,063          $ 222,898      $  37,445
                                  ========          =========      =========

    A  reconciliation   from  the  U.S.  federal  statutory  income  tax  rates,
    applicable to the Company's level of income, to the effective income tax rate is as follows:

                                                              1999        1998      1997
                                                            --------    --------  --------
             U.S. federal statutory rate                      15%         34%        21%
             State income taxes, net of federal tax benefit    7           6          6
             Measurement of net deferred tax liabilities at
                      expected future rates                   14          (1)        15
                                                            ----         ---        ---

             Income tax provision rate                        36%         39%        42%
                                                            ====         ===        ===

     Significant components of the Company's deferred tax assets and liabilities at July 31 are as follows:

                                                              1999         1998
                                                           ----------    ----------
             Assets
                 Accounts payable and accrued liabilities  $  167,678    $   87,580
                                                           ----------    ----------
             Liabilities
                 Accounts receivable                         (290,279)     (240,512)
                 Accelerated depreciation                     (28,365)      (13,417)
                 State taxes                                   (4,241)       (3,515)
                                                           ----------    ----------
                                                             (322,885)     (257,444)
                                                           ----------    ----------
             Net deferred tax liability                    $ (155,207)   $ (169,865)
                                                           ==========    ==========

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997

NOTE G - STOCKHOLDERS' EQUITY

     In 1999, the Company undertook a recapitalization by converting all of its outstanding common stock to Series A preferred stock. The financial statements of prior years have been restated to reflect the recapitalization. Each Series A preferred stock is convertible into one share of common stock. The holders of the Series A preferred stock are entitled to two votes per share on matters submitted to a vote. Each share of Series A preferred stock is also entitled to an annual noncumulative dividend of $0.12 as declared by the Board of Directors, prior to any distributions made to common stockholders. The Series A preferred stock shall also receive dividends equal to the amount declared and paid to common stock stockholders, if any.

     In the event of a liquidation, dissolution or winding up of the Company, the Series A preferred stockholders are entitled to a liquidation preference of $1.50 per share plus any declared and unpaid dividends. After payment of such liquidation preference, the remaining assets of the Company shall be distributed ratably among the common stockholders.

     The Company has adopted the 1998 Stock Plan (the "Plan"). Under the terms of the Plan, the Company's Board of Directors may grant incentive stock options and nonqualified stock options to directors, officers, employees and consultants to purchase up to an aggregate of 1,500,000 shares of the Company's common stock.

     Incentive stock options are granted at fair market value on the date of grant as determined by the Board of Directors. Nonqualified stock options are granted at not less than 85% of fair market value on the date of grant as determined by the Board of Directors. Generally, options granted under the Plan expire ten years from the date of grant and vest over four years commencing one year from the grant date. Options granted to stockholders who own greater than 10% of the Company's outstanding common stock expire five years from the date of grant and, in accordance with the provisions of the Plan, must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. Options issued under the plan become fully exercisable upon the consummation of (1) the sale of more than 50% of the capital stock of the Company, or (2) the sale of all our substantially all of the assets of the Company. At July 31, 1999, the Company has reserved 1,500,000 shares of common stock for grant under its stock option plan.

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997

NOTE G - STOCKHOLDERS' EQUITY - Continued

     Activity under the Plan for the years ended July 31, 1999 and 1998 was as follows:

                                                       1999                         1998
                                             -----------------------    -------------------------
                                                           Weighted                     Weighted
                                                            average                     average
                                                           exercise                     exercise
                                              Shares         price        Shares         price
                                             --------      ---------    ----------    -----------
          Options outstanding August 1          4,000         $.34             --             --
          Granted                             553,000         $.34          4,000        $   .34
          Cancelled                           (22,000)        $.34             --             --
                                             --------                   ---------

          Options outstanding, July 31        535,000         $.34          4,000        $   .34
                                             ========                   =========

          Options available for grant
             July 31                          965,000                   1,496,000
                                             ========                   =========

     At July 31, 1999, options to purchase 1,000 shares of common stock were exercisable. No options were exercisable at July 31, 1998. The weighted average remaining contractual life of outstanding options was 9 years at July 31, 1999.

     Had compensation cost for the Company's option plan been determined based on the fair value at the grant dates, as specified by SFAS No. 123, net income for fiscal 1999 and 1998 would not reflect a material change. The weighted average fair value of options granted under the Plan during 1999 and 1998 was $.07. All options granted in 1998 and 1999 were granted at the fair value of the Company's common stock. Fair value was estimated on the date of grant using the Black-Scholes method assuming a no dividend yield, a weighted average risk-free interest rate of 6.0%, a weighted average expected life of four years and zero volatility.

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997

NOTE H - RELATED PARTY TRANSACTIONS

     The Company leases its facilities under capital leases from its principal stockholder. The leases expire at various dates through February 2024. See Note E.

     The Company advanced funds to the principal stockholder in connection with the construction of the facility leased to the Company (see Note E). The amounts due from stockholder of $322,751 and $53,110 at July 31, 1999 and 1998, respectively are noninterest bearing and due upon demand. In connection with the construction of the facilities, the Company guaranteed the debt of the stockholder of approximately $1,200,000. The loan amount subject to the guarantee is expected to decline over a 30-year period before expiring in 2028. The company has not estimated the fair value of the guarantee; however, the Company does not anticipate that it will incur losses as a result of this guarantee.

     In fiscal 1999, 1998 and 1997, the principal stockholder made advances to the Company for cash flow purposes. These advances bear interest at 7%. At July 31, 1998, the Company had a balance due to the stockholder of $9,441, which is included in accrued liabilities. There are no amounts due at July 31, 1999. Interest paid on the advance totaled $1,501, for the year ended
     July 31, 1997. Interest expense from stockholder advances was not significant in 1999 and 1998.


NOTE I - MAJOR CUSTOMERS

     During the year ended July 31, 1999, sales to one customer accounted for 16% of total revenue. During the year ended July 31, 1998, two customers accounted for 21% and 10% of total revenue. During the year ended July 31, 1997, three customers accounted for 26%, 16% and 10% of total revenue.


NOTE J - EMPLOYEE BENEFIT PLAN

    The Company established a contributory profit sharing plan under Section 401(k) of the Internal Revenue Code covering all eligible employees. The Company may make a matching contribution, at the Company's discretion, based on a participant's eligible contributions. The Company has not made a contribution to the plan in 1999, 1998 or 1997.

                           DeVries Data Systems, Inc.

                          July 31, 1999, 1998 and 1997


NOTE K - SUBSEQUENT EVENTS

     On November 23, 1999, the Company's stockholders agreed to exchange all of the outstanding shares of the Company's preferred stock for shares of eMarketplace, Inc. (a publicly traded company) and shares of TopTeam, Inc., a subsidiary of eMarketplace, Inc. All outstanding employee stock options to purchase the Company's common stock became fully exercisable upon the closing of this agreement. As a result of this transaction, the Company became a wholly-owned subsidiary of TopTeam, Inc.

     In connection with the acquisition by TopTeam, Inc., the stockholder and the Company agreed to modify the terms of the facilities leases previously classified as capital leases (see Note E). The changes in the lease provisions reduced the lease terms to five years (through November, 2004). The reduction in the lease terms changed the classification of the leases from capital leases to operating leases. Accordingly, the capital asset and related obligation were removed from the balance sheet on the date of the change in the lease terms. The new lease agreements shall be accounted for as operating leases.